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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (CHECK ONE)

     [X] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K [ ] FORM 10-Q [ ] FORM N-SAR

                        FOR PERIOD ENDED: MARCH 31, 2000

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR

                 FOR THE TRANSITION PERIOD ENDED: ______________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

             NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
         THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

                 PART 1 - REGISTRANT INFORMATION (OFFICIAL TEXT)


                            FULL NAME OF REGISTRANT:
                           PENTEGRA DENTAL GROUP, INC.


                           FORMER NAME IF APPLICABLE:
                                       N/A

           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):
                         2999 N. 44TH STREET, SUITE 650


                            CITY, STATE AND ZIP CODE
                             PHOENIX, ARIZONA 85018
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                       PART II - RULES 12b-25 (b) AND (c)


                IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
                UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT
                   SEEKS RELIEF PURSUANT TO RULE 12b-25(b) THE
                                FOLLOWING SHOULD

                    BE COMPLETED. (CHECK BOX IF APPROPRIATE)

            [X]   (a) THE RESPONSE DESCRIBED IN REASONABLE DETAIL IN
             PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT
                        UNREASONABLE EFFORT OR EXPENSE;

            [X]   (b) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT,
               TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR
               FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR
                BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE
              PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT
             OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF
               WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY
                     FOLLOWING THE PRESCRIBED DUE DATE; AND

             [ ]   (c) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT
                REQUIRED BY RULE 12b-25(c) HAS BEEN ATTACHED, IF
                                  APPLICABLE.

                      PART III - NARRATIVE (OFFICIAL TEXT)

              STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE
       FORM 10-K, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION
         THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.
                        (ATTACH EXTRA SHEETS IF NEEDED)


The Registrant has been in discussions with respect to (i) the renegotiation of existing service contracts that are ongoing with its affiliate dental practices and (ii) certain compliance issues with its secured lender. The existing service contracts would, if amended as currently contemplated by the parties, affect the valuation of the Registrant's intangibles and would result in a charge against earnings which, in turn, would affect compliance with certain of the financial covenants in the Registrant's secured credit agreements. The Registrant is currently not in compliance with certain of the covenants of its $15 million bank credit facility with Bank One of Texas, N.A. (the "Bank One Facility"). The Registrant is currently renegotiating certain of the covenants of the Bank One Facility, which the Company anticipates will be completed prior to July 14, 2000. The resolution of these issues has delayed the completion of the Annual Report on Form 10-K for the fiscal year ended March 31, 2000.
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PART IV - OTHER INFORMATION (Official Text)


(1) Name and telephone number of person to contact in regard to this notification

                   [NAME]          [AREA CODE]    [NUMBER]
                   Sam H. Carr        (602)       952-1200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                              [X] Yes [ ] No

The Registrant continually evaluates the collectibility of its accounts receivable and notes receivable from affiliated dental practices. In the year ended March 31, 2000, the Registrant anticipates a charge against earnings related to doubtful collections of accounts receivable and notes receivable from affiliated dental practices of approximately $4.5 million on a pre-tax basis. In addition, without giving effect to the charge for uncollectible accounts discussed above, the Registrant also anticipates a fourth quarter 2000 loss and, after giving effect to the charge for uncollectible accounts, report a loss for the fiscal year ended March 31, 2000.


                           PENTEGRA DENTAL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ SAM H. CARR                            Date: June 30, 2000
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